

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Jessica Billingsley
Chief Executive Officer
Akerna Corp.
1550 Larimer Street #246
Denver, Colorado 80202

> **Re: Akerna Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed September 7, 2023**
> **File No. 333-271857**

Dear Jessica Billingsley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers About the Transactions
What are the material U.S. federal income tax consequences of the Merger to Gryphon stockholders?, page xiii

1. We note that the parties intend for the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please revise your disclosure here and throughout, including the tax disclosure section on page 111, to clearly state counsel's tax opinion on whether the Merger will qualify as a reorganization. Also please revise throughout to identify counsel and refer to the long-form opinion filed as an exhibit. In addition, please file tax counsel's consent as an exhibit to the registration statement. For

guidance, refer to Staff Legal Bulletin No. 19, Sections III and IV.

Gryphon Management's Discussion and Analysis of Financial Condition and Results of
Operations
Business Overview
Breakeven Analysis, page 227

2.   We note your revised disclosure in response to comment 13 and reissue the comment in
      part. Please revise to compare the value of one mined Bitcoin to your cost to mine the one
      Bitcoin for the periods presented. In addition, please revise to explain in greater
      detail how the breakeven line item in the table on page 227 is calculated, and provide
      quantified illustrative examples, as appropriate. Furthermore, please discuss any known
      trends related to your breakeven analysis as of the most recent practicable date. As a non-
      exclusive example, clarify whether your cost of revenue and mining inputs (e.g.,
      electricity costs) have materially increased or decreased in recent periods.

Unaudited Notes to the Consolidated Financial Statements
June 30, 2023
Note 1 - Organization and Summary of Significant Accounting Polices
Digital Assets, page F-111

3.   We acknowledge your response to prior comment 22 and the revised disclosure on pages
      F-111 and F-119. ASC 820-10-35-5 requires fair value to be determined based on
      information in the single principal market, or in the absence of a principal market, the
      single most advantageous market. As Yahoo Finance is not a market where digital assets
      can be bought and sold, it cannot be the principal market for GAAP purposes. As a result,
      please revise your disclosures in your next amendment to address the following:
      • Identify for us the principal market or, in the absence of a principal market, the most
         advantageous market for each of the digital assets you hold or held during the periods
         included in your financial statements; and
      • Tell us how you determined that these markets are the principal or most advantageous
         markets and reference for us the authoritative literature you rely upon to support your
         determinations.

Revenue Recognition, page F-113

4.   We acknowledge your response to our prior comment 19. You disclose that you measure
      mined bitcoin at fair value on the date earned in disclosures on pages 245, F-81 and F-
      114. However, you also disclose on pages 246 and F-114 that the cryptocurrency award is
      recorded at fair value determined on the date you are notified it is earned, which from
      your disclosure appears to be after the contract term for your performance obligation.
      Please address the following related to these disclosures:
      • The date you recognize revenue - the dated earned or the date you are notified it is
         earned;

- Confirm for us whether you are notified that you have earned the cryptocurrency award on the same day that you earn the award, and, if not, tell us when you determine the fair value of the cryptocurrency award; and
- Revise your next amendment to include consistent disclosure throughout the document

<u>Note 10 - Stockholders' Equity, page F-127</u>

5.   Refer to your response to our prior comment 18. Please reconcile for us the compensation expense for the six months ended June 30, 2023 and 2022 reported in the table on page F-127 with the amounts reported on your Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2023 and 2022.

You may contact Rolf Sundwall at (202) 551-3105 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Jason Brenkert